Mail Stop 4561

May 29, 2009

By U.S. Mail and facsimile to (276) 632-8043.

Brenda H. Smith
Executive Vice President and Chief Financial Officer
MainStreet BankShares, Inc.
730 East Church Street, Suite 30
Martinsville, VA 24112

      Re: MainStreet BankShares, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2008
                Form 10-Q for Fiscal Period Ended March 31, 2009
                File No. 333-86993

Dear Ms. Smith:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Management's Discussion and Analysis
General

1.   Your assets appear to have exceeded $200 million as of the end the last two fiscal years. Therefore, please revise your future filings to include the relevant information for all reported periods as required by Industry Guide 3. In this regard, please note that the consideration of whether you are a smaller reporting company under Article 8 of Regulation S-X and Item 10 of Regulation S-K is a

separate consideration from whether you are below the threshold for reduced
Guide 3 reporting. Refer to Item 3 of the general instructions of Industry Guide 3
and Instruction 13 to Item 303(a) of Regulation S-K.

Critical Accounting Policies, page 8

2.   In future filings, please revise the first sentence of your disclosure to confirm, if
        true, that the allowance for loan losses reflects your best estimate of probable
        losses inherent in the loan portfolio. Similarly, please revise to confirm, if true,
        that your allowance for loan losses is maintained at an "appropriate" level. Please
        revise similar disclosures throughout your document.

Provision for Loan Losses, page 11

3.   Given the significance of your fourth quarter provision for loan losses, as well as
        the materiality of your loan loss provision to your financial results, please expand
        your future filings to discuss the following:

        a. Disclose specifically how much of the increased provision is due to increased
            non-performing loans, which you also define as impaired. Since you measure
            impairment using the practical expedient under SFAS 114 for a significant
            portion of your impaired loans, please discuss the levels of collateralization
            for these loans, and discuss the impact those levels had on your specific
            provision. Please discuss why you recorded a specific reserve during 2008
            but did not have a similar reserve during 2007 and 2006.

        b. Disclose specifically how much of the increased provision is due to changes in
            your general allowance loss rates, i.e. describe the increase in the historical
            loss rates separately from any increases in the qualitative factors. Separately
            discuss the reasons for any changes in either your historical loss rates or your
            qualitative factors.

        c. Disclose a more detailed description of your loan loss methodology.
            Specifically describe how you segment the portfolio, the method used to
            determine loss rates (i.e. historical losses or migration analysis) and the period
            used to determine historical losses. Discuss any changes in your methodology
            from period to period.

Investment Securities, page 14

4.   Please revise to disclose the reasons for the significant decline in your unrealized
        losses on available for sale securities from 2007 to 2008. Specifically discuss the
        impact of sales and calls of securities during 2008 and the impact of changing
        interest rates on your balance of unrealized losses. If you recorded any other-

than-temporary impairment charges during the periods, please revise your future filings to clearly quantify those charges and to discuss the circumstances that led to those charges.

Loan Portfolio, page 15

5.   Please revise your future filings to provide the following information regarding your loan portfolio:

    a. Please revise to disclose the percentage of the residential 1-4 family portfolio that is in first lien and junior lien positions.

    b. Given the significant amount of variable rate loans in your portfolio, please revise to disclose whether you underwrite these loans to the fully indexed rate. If not, please revise to disclose how you consider this practice in your allowance for loan loss methodology.

    c. Please revise to disclose your maximum allowable loan to value ratio for each major category of loans. Disclose whether you require mortgage insurance for loans originated with higher loan to value ratios.

    d. Considering the significant increase in your nonaccrual loans, please revise to disclose the specific steps you take to identify potential issues within the loan portfolio and what you do to address these issues as needed.

    e. You disclose on page 45 that the vast majority of the collateral for your loans is real estate. Therefore, please revise to disclose how often you obtain updated appraisals for both your performing and nonaccrual loans. If you do not obtain updated appraisals on a regular basis, please disclose how you monitor the collateral value for potential declines. Please also discuss how you consider collateral levels in your general loan loss reserve.

Liquidity and Asset Liability Management, page 18

6.   Please revise your future filings to disclose the maximum amount of open credit available to you in the event that you are unable to generate sufficient liquidity from operations.

Consolidated Financial Statements

Note 9 – Repurchase Agreements, page 35

7.   Please revise your future filings to disclose whether your repurchase agreements are fixed or variable rate subsequent to the expiration of the initial rate or upon

any of the call dates. If so, please revise to disclose what the terms of the variable rates are and disclose the maximum possible rate you could incur on these agreements.

Note 19 – Fair Value Instruments, page 44

8.   We note your disclosure that third party vendors compile prices from various sources and may determine the fair value of identical of similar securities by using pricing models that considers observable market data. Please tell us and revise your future filings to disclose the following:

a. Please clarify whether you utilize third party vendors to provide fair value data for the purposes of recording amounts related to your fair value measurements in the financial statements.

b. Please disclose how you determine that the prices provided by third parties are appropriate. In this regard, please disclose how you gain an understanding of the models used and how you determine the reasonableness of the assumptions used.

c. Please revise your disclosures to provide a description of the types of models used by the pricing service to determine fair value.

d. Please disclose whether you make any adjustments to the prices received.

Form 10-Q for the Period Ended March 31, 2009
Management's Discussion and Analysis
General, page 19

9. Please revise your future filings to address the following related to the formal agreement entered into between Franklin Bank and The Comptroller of the Currency on April 16, 2009:

a. In future filings, please update your disclosures regarding the formal agreement to address the steps you have taken to meet your obligations under the agreement.

b. Please quantify the relative size of Franklin Bank in relation to your consolidated levels. Specifically quantify the amount of Franklin's loan portfolio, nonperforming loans, and allowance for loan losses.

c. Please revise to quantify the amount of concentrations in acquisition and development loans, speculative lot loans, and speculative single-family housing construction loans as of the balance sheet dates presented at Franklin Bank as well as the consolidated level.

d. To the extent that changes are made to your underwriting policies or allowance methodology, please clearly disclose the policies before and after the changes and identify when the changes were implemented. Discuss the extent to which the policies at Franklin Bank differ from the policies in place at your other bank subsidiaries.

Provision for loan losses, page 22

10. You state on page 23 that "nonperforming loans were $8,380,724 at March 31, 2009 and $4,682,399 at December 31, 2008, an increase of $3,698,325, or 78.98%." Please revise your future filings to more clearly address following regarding this significant increase:

a. Please provide a tabular breakdown of the type or category of your nonperforming loans for the balance sheet dates presented. Consider quantifying nonperforming loans by vintage. To the extent there are concentrations of nonperforming loans by type or vintage, please quantify the amount of similar type or vintage loans that are still performing in your portfolio.

b. Identify any common factors or concentrations within your nonperforming loans that you believe are indicative of the underlying trends affecting your portfolio.

c. We note your statement that you believe "the increase in nonperforming loans is primarily due to the deterioration in the real estate market in (y) our area." Please more clearly discuss the factors you believe are causing such a significant increase in your nonperforming loans and the extent to which you expect such trends to continue.

d. Specifically discuss how you determined that the relatively modest increases in your Provision for loan losses and your Allowance for loan losses were appropriate in light of the dramatic increase in nonperforming loans.

e. Specifically discuss how you considered the dramatic decrease in the ratio of your allowance to nonperforming loans over the last several quarters in evaluating your allowance for loan losses and your provision for loan losses.

f. We note your statement on page 27 that your "nonperforming loans have increased since year end and (you) continue to monitor (y)our loans closely and strive to identify issues early in order to address them as needed." Please more clearly identify the steps you took to evaluate your nonperforming loans considering this dramatic increase.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding these comments may be directed to Rebekah Moore at (202) 551-3303 or me at (202) 551-3437.

Sincerely,

Kevin W. Vaughn
Branch Chief